UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number: 001-42259

JBDI Holdings Limited

(Translation of registrant’s name into English)

34 Gul Crescent

Singapore 629538

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Failure to File Interim Balance Sheet and Income Statement as of the End of Second Quarter on Form 6-K and Subsequent Filing and Compliance

JBDI Holdings Limited, a Cayman Islands exempt company (the “Company”), received a deficiency notice dated June 3, 2025 (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating that it has not yet filed its interim balance sheet and income statement as of the end of its second quarter on Form 6-K (the “Filing”) and thus no longer complies with Listing Rule 5250(c)(1) for continued listing.

On June 5, 2025, the Company filed with the Securities and Exchange Commission on Form 6-K its unaudited condensed consolidated financial statements for the six-month periods ended November 30, 2024 and 2023, including its balance sheet for the six-month period ended November 30, 2024 and its income statement for the six-month periods ended November 30, 2024 and 2023. On June 9, 2025, the Company received a compliance letter from Nasdaq informing the Company that it has regained compliance with the periodic filing requirement under Nasdaq Listing Rule 5250(c)(1), and that the Company was therefore in compliance with the Nasdaq Capital Market’s listing requirements. Accordingly, the Company’s ordinary shares will continue to be listed on The Nasdaq Capital Market and Nasdaq considers the matter closed.

Notice of Failure to Comply with the Bid Price Requirement to Continue Listing on Nasdaq and Subsequent Compliance

The Company had previously been notified by Nasdaq on December 12, 2024, that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Since then, Nasdaq has determined that for the last eleven consecutive business days, from May 16 through June 2, 2025, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater.

Accordingly, on June 3, 2025, the Company received a notice from Nasdaq informing the Company that it had regained compliance with Nasdaq’s bid price requirement in Listing Rule 5450(a)(1), and that the Company is therefore in compliance with the Nasdaq Capital Market’s listing requirements. Accordingly, the Company’s ordinary shares will continue to be listed on The Nasdaq Capital Market and Nasdaq considers the matter closed.

Issuance of Press Releases

On June 6, 2025, the Company issued a press release regarding the receipt of a notice from Nasdaq on June 3, 2025 informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), and that the Company was therefore in compliance with the Nasdaq Capital Market’s listing requirements.

On June 9, 2025, the Company issued a press release regarding the receipt of a notice from Nasdaq informing the Company that it has regained compliance with the periodic filing requirement under Nasdaq Listing Rule 5250(c)(1), and that the Company was therefore in compliance with the Nasdaq Capital Market’s listing requirements. Copies of the press releases are furnished as Exhibits 99.1 and 99.2 to this Form 6-K.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

99.1	Press Release published on June 6, 2025
99.2	Press Release published on June 9, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JBDI HOLDINGS LIMITED
(Registrant)

Date: June 10, 2025	By:	/s/ Lim Chwee Poh
Lim Chwee Poh, Chief Executive Officer

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